

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Stephen Sheldon
Chief Financial Officer
PaxMedica, Inc.
303 South Broadway, Suite 315
Tarrytown, NY 10036

      Re: PaxMedica, Inc.
          Draft Registration Statement on Form S-1
          Submitted August 10, 2023
          CIK No. 0001811623

Dear Stephen Sheldon:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Anna Tomczyk, Esq.